centrica

082-04518

URGENT FAX MESSAGE

To: Office of International Corporation Finance, SEC

Date: 31 March, 2009

Fax: 001 202 772 9207

From: Secretariat

No. of pages **3** (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

SUPPL

09045801

2009 APR -7 P 2:36

RECEIVED

dlw 4/8

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 **Facsimile: 01753 494019**

31 March 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

Purchase of ordinary shares of 6 14/81 pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by a Person Discharging Managerial Responsibility (**PDMR**) of the Company under its North American Employee Share Purchase Plan ("**NAESPP**").

The Bank of New York, (the "**Administrator**"), notified the Company on 30 March 2009 that the following shares were acquired/ allotted and held on behalf of the following PDMR of the Company under the NAESPP:

	Number of Partnership Shares acquired at 242p/ share on 4 February 2009	Number of Matching* Shares allotted at 258p/ share 12 February 2009	Aggregate Shares held Beneficially (across all accounts following allotment)
Persons Discharging Managerial Responsibility			
Deryk King	355	76	334,848

* The Matching element relates to the Partnership Shares acquired by Deryk King on 12 February 2007.

The NAESPP operates as follows

- Each month the Administrator uses participants' contributions (which are from 1% to 5% of base salary but may not exceed $10,000 per participant per year) to purchase shares in the market. These shares are called '**Partnership Shares**'. Participants may hold both fractional and whole Partnership Shares.
- For every two Partnership Shares the participants still own after two years, the Company awards one free share. These are called '**Matching Shares**'.
- Participants may change their monthly savings rate whenever they wish. However, Directors and others bound by the Company's Securities Dealing Code (the "**Code**") may not make such a change during a close period or when otherwise prohibited from dealing by the Code.
- The NAESPP is only open to employees of the Company based in Canada and the United States. No other Directors or PDMRs of the Company are participants in the NAESPP.

Julia Foo
Centrica plc
01753 494016

centrica

URGENT FAX MESSAGE

To: Office of International Corporation Finance, SEC

Date: 31 March, 2009

Fax: 001 202 772 9207

From: Secretariat

No. of pages 3 (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

31 March 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

31 March 2009

CENTRICA PLC

Notification of Major Interests in Shares

Centrica plc ("the Company") received notice on 31 March 2009 (under the obligations imposed by Section 5 of the FSA's Disclosure & Transparency Rules), that on 30 March 2009, AXA S.A ('AXA') had a notifiable interest in 570,342,214 ordinary shares of $6^{14}/_{81}$ pence each in the Company, representing approximately 1.86% direct and 9.31% indirect of the Company's issued share capital.

The voting rights of these shares are held through AXA and the interests of AXA include interests of its group companies which are shown below:

Registered holder	No. of shares held
Alliance Capital Management Direct	3,762,401.00
AXA Direct	10,270,673.00
AXA Australia Indirect	136,937.00
AXA Colonia Konzern Direct	6,776,764.00
AXA Colonia Konzern Indirect	422,832.00
AXA Financial, Inc Indirect	347,061,288.00
AXA Framlington Indirect	4,831,732.00
AXA Framlington Blue Chip Indirect	234,602.00
AXA France Indirect	151,531.00
AXA IM UK Direct	59,975,752.00
AXA IM UK Indirect	2,605,240.00
AXA Rosenberg Direct	5,984,000.00
AXA Rosenberg Indirect	119,950,424.00
AXA Winterthur Direct	8,188,038.00
Total Direct	**94,947,628**
Total Indirect	**475,394,586**
Total	**570,342,214**

Enquiries:
Julia Foo
01753 494016

centrica

URGENT FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	31 March, 2009
Fax:	001 202 772 9207		
From:	Secretariat	**No. of pages**	**12** (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

31 March 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

31 March 2009

Publication of Final Terms

The following Final Terms are available for viewing:

Final terms for the issue by Centrica plc of GBP 70,000,000 7.00 per cent. Notes due 2033 to be consolidated and form a single series with the GBP 150,000,000 7.00 per cent. Notes due 2033 issued on 20 February 2009 and the GBP 450,000,000 7.00 per cent. Notes due 2033 issued 19 September 2008 under the U.S. $6,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/7964P_-2009-3-31.pdf

For further information, please contact

Enquiries:

Centrica Media Relations: 01753 494085
Centrica Investor Relations: 01753 494900

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

FINAL TERMS

30 March 2009

CENTRICA PLC
Issue of GBP 70,000,000 7.00 per cent. Notes due 2033
(the "Notes")
(to be consolidated and form a single series with the GBP 150,000,000 7.00 per cent. Notes due 2033 issued on 20 February 2009 and the GBP 450,000,000 7.00 per cent. Notes due 2033 issued on 19 September 2008
(the "Existing Notes"))
under the U.S.$6,000,000,000
Euro Medium Term Note Programme

PART A - CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "Conditions") set forth in the Base Prospectus dated 28 September 2007 and incorporated by reference in the Base Prospectus dated 26 September 2008 as supplemented by the Supplementary Prospectus dated 3 November 2008, the Supplementary Prospectus dated 26 February 2009 and the Supplementary Prospectus dated 20 March 2009 (the **Base Prospectus**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Base Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus is available for viewing during normal business hours at and copies may be obtained from the registered office of the Issuer at Millstream, Maidenhead Road, Windsor, Berkshire SL4 5GD and from HSBC Bank plc at 8 Canada Square, London E14 5HQ.

The Notes will, upon the exchange of the temporary global note (the "Temporary Global Note") for the permanent global note (the "Permanent Global Note"), be consolidated and form a single Series with the Existing Notes.

1.	Issuer:		Centrica plc
2.	(i)	Series Number:	9
	(ii)	Tranche Number:	3.
			The Notes will, on or after 12 May 2009 and upon the exchange of the Temporary Global Note for the Permanent Global Note, be consolidated and form a single Series with the Existing Notes (the "Exchange Date")
3.	Specified Currency or Currencies:		Sterling (**GBP**)
4.	Aggregate Nominal Amount:		
	(i)	Series:	GBP 670,000,000 with effect from the Exchange Date
	(ii)	Tranche:	GBP 70,000,000
5.	Issue Price:		104.666 per cent. of the Aggregate Nominal Amount
6.	(i)	Specified Denomination(s):	GBP 50,000 and integral multiples of GBP 1,000 in excess thereof up to and including GBP 99,000. No Notes in definitive form will be issued with a denomination above GBP 99,000.

	(ii)	Calculation Amount:	GBP 1,000
7.	(i)	Issue Date:	1 April 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	19 September 2008
8.		Maturity Date:	19 September 2033
9.		Interest Basis:	Fixed Rate (further particulars specified below)
10.		Redemption/Payment Basis:	Redemption at par
11.		Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.		Put/Call Options:	Investor Put (further particulars specified below)
13.	(i)	Status of the Notes:	Senior
	(ii)	Date of Board approval for issuance of Notes obtained:	Approval obtained pursuant to a meeting of the Board of Directors of the Issuer held on 18 September 2008 and a meeting of a Sub-Committee of such Board held on 19 September 2008
14.		Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.		Fixed Rate Note Provisions	Applicable
	(i)	Rate(s) of Interest:	7.00 per cent. per annum payable annually in arrear, subject to the provisions of paragraph 1 (*Step Up Coupon*) of the Schedule hereto
	(ii)	Interest Payment Date(s):	19 September in each year from and including 19 September 2009 up to and including the Maturity Date
	(iii)	Fixed Coupon Amount(s):	GBP 70 per Calculation Amount
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction:	Actual/Actual (ICMA)
	(vi)	Determination Date(s):	19 September in each year
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	See paragraph 1 (*Step Up Coupon*) of the Schedule hereto
16.		Floating Rate Note Provisions	Not Applicable
17.		Zero Coupon Note Provisions	Not Applicable
18.		Index Linked Interest Note Provisions	Not Applicable
19.		Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.		Issuer Call:	Not Applicable
21.		Investor Put:	Applicable; see paragraph 2 (*Investor Put*) of the Schedule hereto
	(i)	Optional Redemption Date(s):	See paragraph 2 of the Schedule hereto
	(ii)	Optional Redemption Amount and	See paragraph 2 of the Schedule hereto

	method, if any, of calculation of such amount(s):	
	(iii) Notice period (if other than as set out in the Conditions):	See paragraph 2 of the Schedule hereto
22.	Final Redemption Amount of each Note:	GBP 1,000 per Calculation Amount
23.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 7(e)):	GBP 1,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	
	(i) Form	Bearer Notes: Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for definitive Bearer Notes only upon an Exchange Event
	(ii) New Global Note:	No
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
29.	Redenomination applicable:	Redenomination not applicable
30.	Other final terms:	See Schedule hereto

DISTRIBUTION

31.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Date of Subscription Agreement:	Not Applicable
	(iii) Stabilising Manager (if any):	Not Applicable
32.	If non-syndicated, name of relevant Dealer:	Royal Bank of Canada Europe Limited
33.	U.S. Selling Restrictions:	Reg. S Compliance Category 2; TEFRA D
34.	Additional selling restrictions:	Not Applicable

LISTING AND ADMISSION TO TRADING

35.	(i)	Listing and Admission to trading:	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's regulated market with effect from the Issue Date. On exchange of the Temporary Global Note for the Permanent Global Note, the Notes will be consolidated and form a single series with the Existing Notes. The Existing Notes have already been admitted to trading on the London Stock Exchange's regulated market
	(ii)	Estimate of total expenses related to admission to trading:	GBP 3,600

PURPOSE OF FINAL TERMS

These Final Terms comprise the final terms required for issue and admission to trading on the London Stock Exchange's regulated market and listing on the Official List of the UK Listing Authority of the Notes described herein pursuant to U.S.$6,000,000,000 Euro Medium Term Note Programme of Centrica plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of Centrica plc:

By: .... Duly authorised

By: .... Duly authorised

PART B - OTHER INFORMATION

1. **RATINGS**

Ratings:	The Notes to be issued have been rated:	
	S & P:	A (negative outlook)
	Moody's:	A3 (stable)

2. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save for any fees payable to the Dealer, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

3. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

Not Applicable

4. **YIELD** *(Fixed Rate Notes only)*

Indication of yield:	6.50 per cent., calculated on a semi-annual basis. The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

5. **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING** *(Index-Linked Notes only)*

Not Applicable

6. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT** *(Dual Currency Notes only)*

Not Applicable

7. **OPERATIONAL INFORMATION**

(i)	Temporary ISIN Code:	XS0420057621
	ISIN Code upon consolidation with the Existing Notes	XS0388006123
(ii)	Temporary Common Code:	042005762
	Common Code:	038800612
(iii)	Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

SCHEDULE

1. **STEP UP COUPON**

The rate of interest payable on the Notes as indicated in paragraph 15(i) of Part A of these Final Terms (the **Initial Interest Rate**) will be subject to adjustment if a Step Up Coupon Event (as defined below) occurs and, within the Step Up Coupon Event Period, a Rating Downgrade in respect of a Step Up Coupon Event occurs. From and including the first Interest Payment Date following the occurrence of a Rating Downgrade in respect of a Step Up Coupon Event (the **Rating Downgrade Interest Payment Date**) the Initial Interest Rate payable on the Notes shall be increased by the Applicable Interest Rate Increase (as defined below).

If, at any time after a Rating Downgrade in respect of a Step Up Coupon Event has occurred, the then current rating of the Notes assigned by each Rating Agency is increased to A-/A3 (or equivalent or better) the rate of interest payable on the Notes shall, from and including the first Interest Payment Date following such increase (the **Rating Upgrade Interest Payment Date**), be equal to the Initial Interest Rate.

For these purposes:

(A) A **Step Up Coupon Event** shall be deemed to have occurred if within three years of the Issue Date of the Notes, any member of the Issuer's Group acquires, directly or indirectly:

(i) 10 per cent. or more of the equity share capital of British Energy Group plc; or

(ii) assets representing 10 per cent. or more in value of the gross assets of British Energy Group plc (the percentage of the value of such gross assets represented by such assets acquired to be calculated as at the date of completion of the relevant acquisition in accordance with the "gross assets test" set out in Annex 1 to Listing Rule 10 as if the "gross asset test" applied to a disposal by British Energy Group plc and its subsidiary undertakings).

(B) A **Step Up Coupon Event Period** means the period commencing on 19 September 2008 and ending 90 days after the later of (i) the date on which the Step Up Coupon Event occurs, (ii) the date on which the Step Up Coupon Event is publicly announced and (iii) the date on which the Issuer notifies the Trustee in writing of the occurrence of the Step Up Coupon Event (or such longer period not exceeding 360 days during which the rating of the Notes is under consideration (as announced publicly or notified in writing to the Issuer or the Trustee within the first mentioned period) for rating review or, as the case may be, rating by a Rating Agency).

(C) A **Rating Downgrade** shall be deemed to have occurred in respect of a Step Up Coupon Event if:

(1) on the date of the Step Up Coupon Event the Notes carry from any Rating Agency (as defined below):

(i) a rating from any Rating Agency, and such rating is within the Step Up Coupon Event Period downgraded by one or more notches (*for illustration, A-/A3 to BBB+/Baa1 being one notch*) or withdrawn and is not within the Step

Up Coupon Event Period subsequently (in the case of a downgrade) upgraded or (in the case of a withdrawal) reinstated to its earlier credit rating or better by such Rating Agency; or

(ii) no credit rating, and no Rating Agency assigns within the Step Up Coupon Event Period an investment grade credit rating to the Notes; and

(2) in making the relevant decision(s) referred to above, the relevant Rating Agency announces publicly or confirms in writing to the Issuer or the Trustee that such decision(s) resulted, in whole or in part, from the occurrence, or anticipated occurrence, of a Step Up Coupon Event.

If the rating designations employed by either Moody's or S&P are changed from those which are described in subparagraph (1) above, or if a rating is procured from a Substitute Rating Agency, the Issuer shall determine, with the agreement of the Trustee (not to be unreasonably withheld or delayed), the rating designations of Moody's or S&P or such Substitute Rating Agency (as appropriate) as are most equivalent to the prior rating designations of Moody's or S&P and subparagraph (1) shall be read accordingly.

(D) The **Applicable Interest Rate Increase** in respect of each Interest Period shall be the rate per annum determined from the table set out below by reference to the ratings assigned to the Notes by Moody's or S&P as a result of a Rating Downgrade in respect of a Step Up Coupon Event on the basis that:

(1) if the ratings assigned to the Notes by Moody's and S&P appear in the same row in the table below, the Applicable Interest Rate Increase will be equal to the Applicable Increase Amount set out in that row multiplied by two;

(2) if the ratings assigned to the Notes by Moody's and S&P do not appear in the same row in the table below, the Applicable Interest Rate Increase will be the sum of the Applicable Increase Amounts set out in each row in which the ratings appear;

(3) if only one rating is assigned to the Notes, the Applicable Interest Rate Increase will be equal to the Applicable Increase Amount set out in the same row as such rating category in the table below multiplied by two; and

(4) if there is no rating assigned to the Notes, the Applicable Interest Rate Increase will be the Applicable Increase Amount set out in row 3 in the table below multiplied by two.

If the rating designations employed by either Moody's or S&P are changed from those which are described in the table below, or if a rating is procured from a Substitute Rating Agency, the Issuer shall determine, with the agreement of the Trustee (not to be unreasonably withheld or delayed), the rating designations of Moody's or S&P or such Substitute Rating Agency (as appropriate) as are most equivalent to the prior rating designations of Moody's or S&P and, accordingly, the Applicable Interest Rate Increase which would apply to the Notes in respect of each such rating.

Row No.	**Rating Category**		**Applicable Increase Amount**
	S&P	**Moody's**	
1	BBB+	Baa1	0.25 per cent.

2	BBB	Baa2	0.50 per cent.
3	BBB- or lower or if there is no rating	Baa3 or lower or if there is no rating	0.75 per cent.

(E) In this Schedule:

equity share capital has the meaning given in section 548 of the Companies Act 2006;

Issuer's Group means the Issuer and its subsidiary undertakings;

Listing Rules means the listing rules made by the Financial Services Authority of the United Kingdom in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;

Rating Agency means Moody's Investors Service, Inc. (**Moody's**) or Standard & Poor's Rating Services, a division of the McGraw-Hill Companies Inc, (**S&P**) or their respective successors or any rating agency (a **Substitute Rating Agency**) substituted for any of them by the Issuer from time to time with the prior written approval of the Trustee; and

subsidiary undertaking has the meaning given in section 1162 of the Companies Act 2006.

As soon as possible after the relevant Rating Downgrade Interest Payment Date or the relevant Rating Upgrade Interest Payment Date but in no event later than the fourth London Business Day thereafter, the Principal Paying Agent will cause the adjusted rate of interest to be notified to the Issuer, the Trustee and any stock exchange on which the Notes are for the time being listed and notice thereof to be published in accordance with Condition 14. For the purposes of this paragraph, the expression **London Business Day** means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for general business in London.

The Trustee is under no obligation to ascertain whether a Step Up Coupon Event or Rating Downgrade, or any event which could lead to the occurrence of, or could constitute, a Step Up Coupon Event has occurred and, until it shall have actual knowledge or notice pursuant to the Trust Deed to the contrary, the Trustee may assume that no Step Up Coupon Event or Rating Downgrade or other such event has occurred.

2. INVESTOR PUT

As indicated in paragraph 21 of Part A of these Final Terms, "Investor Put" is specified to be applicable to the Notes. For the purposes of these Notes, Condition 7(d) (as set forth in the Base Prospectus dated 28 September 2007) shall be deemed to be deleted and replaced by the following:

"*(d) Redemption at the option of the Noteholders (Investor Put)*

(A) A **Put Event** will be deemed to occur if:

(i) any person (being an individual, partnership, company, corporation, unincorporated organisation, trust or joint venture, or any governmental agency or political subdivision thereof) or any persons acting in concert (as defined in the City Code on Takeovers and Mergers) or any person or persons acting on behalf of any such person(s) (the **Relevant Person**) at any time directly or indirectly own(s) or acquire(s): (A) more than 50 per cent of the issued or allotted ordinary share capital of the Issuer or (B) such number of shares in the capital of the Issuer carrying more than 50 per cent of the total voting rights attached to the issued or

allotted share capital of the Issuer that are normally exercisable at a general meeting of the Issuer (such event being a **Change of Control**), provided that a Change of Control shall be deemed not to have occurred if all or substantially all of the shareholders of the Relevant Person are, or immediately prior to the event which would otherwise have constituted a Change of Control were, the shareholders of the Issuer with the same (or substantially the same) pro rata interest in the share capital of the Relevant Person as such shareholders have, or as the case may be, had in the share capital of the Issuer; and

(ii) on the date (the **Relevant Announcement Date**) that is the earlier of (x) the date of the first public announcement of the relevant Change of Control; and (y) the date of the earliest Relevant Potential Change of Control Announcement (if any), the Notes carry from any Rating Agency (as defined below):

(A) an investment grade credit rating *(Baa3/BBB-, or equivalent, or better)*, and such rating from any Rating Agency is within the Change of Control Period either downgraded to a non-investment grade credit rating (*Ba1/BB+, or equivalent, or worse*) or withdrawn and is not within the Change of Control Period subsequently (in the case of a downgrade) upgraded or (in the case of a withdrawal) reinstated to an investment grade credit rating by such Rating Agency; or

(B) a non-investment grade credit rating *(Ba1/BB+, or equivalent, or worse)*, and such rating from any Rating Agency is within the Change of Control Period downgraded by one or more notches (*for illustration, Ba1/BB+ to Ba2/BB being one notch*) or withdrawn and is not within the Change of Control Period subsequently (in the case of a downgrade) upgraded or (in the case of a withdrawal) reinstated to its earlier credit rating or better by such Rating Agency; or

(C) no credit rating, and no Rating Agency assigns within the Change of Control Period an investment grade credit rating to the Notes,

provided that if on the Relevant Announcement Date the Notes carry a credit rating from more than one Rating Agency, at least one of which is investment grade, then sub-paragraph (A) will apply; and

(iii) in making the relevant decision(s) referred to above, the relevant Rating Agency announces publicly or confirms in writing to the Issuer or the Trustee that such decision(s) resulted, in whole or in part, from the occurrence of the Change of Control or the Relevant Potential Change of Control Announcement.

(B) If a Put Event occurs, the holder of each Note shall have the option to require the Issuer to redeem or, at the Issuer's option, purchase (or procure the purchase of) each such Note on the Put Date (as defined below) at an amount equal to its Final Redemption Amount (the **Optional Redemption Amount**) together with interest accrued to but excluding the date of redemption or purchase. Such option (the **Put Option**) shall operate as set out below.

(C) Promptly upon the Issuer becoming aware that a Put Event has occurred the Issuer shall, and at any time upon the Trustee becoming similarly so aware the Trustee may, and if so requested by the holders of at least one-quarter in nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders, shall (subject in each case to being indemnified to its satisfaction), give notice (a **Put Event**

Notice) to the Noteholders in accordance with Condition 14 specifying the nature of the Put Event and the procedure for exercising the option contained in this Condition 7(d).

(D) To exercise the option to require the redemption or purchase of a Note under this Condition 7(d) the holder of the Note must deliver such Note at the specified office of any Paying Agent at any time during normal business hours of such Paying Agent falling within the period (the **Put Period**) of 45 days after a Put Event Notice is given, accompanied by a duly signed and completed notice of exercise in the form (for the time being current) obtainable from the specified office of any Paying Agent (a **Put Notice**). The Note should be delivered together with all Coupons appertaining thereto maturing after the date which is seven days after the expiry of the Put Period (the **Put Date**), failing which the Paying Agent will require payment of an amount equal to the face value of any missing such Coupon. Any amount so paid will be reimbursed in the manner provided in Condition 6 against presentation and surrender of the relevant missing Coupon (or any replacement therefor issued pursuant to Condition 11) at any time after such payment, but before the expiry of the period of five years from the Relevant Date (as defined in Condition 8) in respect of that Coupon. Payment in respect of any such Note will be made on the Put Date either (i) by transfer to the bank account (if any) specified in the relevant Put Notice or (ii) if no bank account is so specified, by cheque posted to the address specified in the relevant Put Notice. The Issuer shall redeem or purchase the relevant Notes in accordance with this Condition 7(d) unless such Notes have been previously redeemed and cancelled.

Any Put Notice or other notice given in accordance with the standard procedures of Euroclear and Clearstream, Luxembourg given by a holder of any Note pursuant to this Condition 7(d) shall be irrevocable except where prior to the due date of redemption an Event of Default shall have occurred and be continuing in which event such holder, at its option, may elect by notice to the Issuer to withdraw the Put Notice and instead to declare such Note forthwith due and payable pursuant to Condition 10.

If 80 per cent. or more in nominal amount of the Notes outstanding as at the day immediately preceding the day on which the Put Event Notice was given have been redeemed pursuant to this Condition 7(d), the Issuer may, on not less than 30 nor more than 60 days' notice to the Noteholders given within 30 days after the Put Date, redeem, at its option, all, but not some only, of the remaining Notes at the Optional Redemption Amount plus interest accrued to but excluding the date of such redemption.

(E) If the rating designations employed by either Moody's or S&P are changed from those which are described in paragraph (A)(ii) above, or if a rating is procured from a Substitute Rating Agency, the Issuer shall determine, with the agreement of the Trustee (not to be unreasonably withheld or delayed), the rating designations of Moody's or S&P or such Substitute Rating Agency (as appropriate) as are most equivalent to the prior rating designations of Moody's or S&P and paragraph A(ii) shall be read accordingly.

(F) The Trustee is under no obligation to ascertain whether a Put Event or Change of Control, or any event which could lead to the occurrence of, or could constitute, a Put Event or Change of Control, has occurred and, until it shall have actual knowledge or notice pursuant to the Trust Deed to the contrary, the Trustee may assume that no Put Event or Change of Control or other such event has occurred.

(G) In these Conditions:

Change of Control Period means the period commencing on the Relevant Announcement Date and ending 90 days after the Change of Control (or such longer

period for which the Notes are under consideration (such consideration having been announced publicly within the period ending 90 days after the Change of Control) for rating review or, as the case may be, rating by a Rating Agency, such period not to exceed 60 days after the public announcement of such consideration);

Rating Agency, Moody's, S&P and **Substitute Rating Agency** have the meanings ascribed to them in paragraph 1 of this Schedule; and

Relevant Potential Change of Control Announcement means any public announcement or statement by the Issuer, any actual or potential bidder or any adviser thereto relating to any potential Change of Control provided that within 180 days following the date of such announcement or statement, a Change of Control occurs."

centrica

URGENT FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	2 April, 2009
Fax:	001 202 772 9207		
From:	Secretariat	**No. of pages**	6 (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

2 April 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

Centrica plc

Annual Information Update - 12 months from 2 April 2008 to 1 April 2009

In accordance with Prospectus Rule 5.2, a summary of all information that has been published or made available to the public by Centrica plc over the previous 12 months is set out below.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to below was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

1) Announcements made via a Regulatory Information Service:

April 2008		
02-Apr-08	Acquisition of N American C&I Business	BZN
02-Apr-08	Annual Information Update	BZN
07-Apr-08	Director/PDMR Shareholding	BZN
14-Apr-08	Additional Listing	RNS
16-Apr-08	Acquisition	BZN
23-Apr-08	Director/PDMR Shareholding	BZN
23-Apr-08	Director/PDMR Shareholding	BZN
May 2008		
01-May-08	Total Voting Rights	BZN
01-May-08	Blocklisting Interim Review	BZN
12-May-08	Interim Management Statement	RNS
13-May-08	Centrica PLC - Result of AGM	BZN
20-May-08	Centrica PLC - Director/PDMR Shareholding	BZN
27-May-08	Director/PDMR Shareholding	BZN
June 2008		
02-Jun-08	Total Voting Rights	BZN
02-Jun-08	Director/PDMR Shareholding	BZN
06-Jun-08	Director/PDMR Shareholding	BZN
11-Jun-08	Holding(s) in Company	BZN
12-Jun-08	Director/PDMR Shareholding	BZN
19-Jun-08	Trading Statement	BZN
23-Jun-08	Director/PDMR Shareholding	BZN
26-Jun-08	Director/PDMR Shareholding	BZN
July 2008		
01-Jul-08	Total Voting Rights	BZN
09-Jul-08	Norwegian Gas Deal	BZN
17-Jul-08	Directorate Change	BZN
22-Jul-08	Director/PDMR Shareholding	BZN
23-Jul-08	SPE Pre-emption	BZN
30-Jul-08	British Gas: Pricing Announcement	BZN
31-Jul-08	Half-yearly Report	BZN
August 2008		
01-Aug-08	Total Voting Rights	BZN
04-Aug-08	Press speculation	BZN
05-Aug-08	Rule 2.10 Announcement	BZN
06-Aug-08	Holding(s) in Company	BZN
07-Aug-08	Director/PDMR Shareholding	BZN
12-Aug-08	Director/PDMR Shareholding	BZN
14-Aug-08	Rule 2.10 Announcement	BZN

18-Aug-08	Rule 2.10 Announcement	BZN
19-Aug-08	Rule 2.10 Announcement	BZN
20-Aug-08	Rule 2.10 Announcement	BZN
20-Aug-08	Director/PDMR Shareholding	BZN
27-Aug-08	Rule 2.10 Announcement	BZN
29-Aug-08	Holding(s) in Company	BZN
September 2008		
01-Sep-08	Total Voting Rights	BZN
01-Sep-08	Rule 2.10 Announcement	BZN
02-Sep-08	Director/PDMR Shareholding	BZN
04-Sep-08	Rule 2.10 Announcement	BZN
04-Sep-08	Director/PDMR Shareholding	BZN
08-Sep-08	Rule 2.10 Announcement	BZN
09-Sep-08	Director Declaration	BZN
10-Sep-08	Rule 2.10 Announcement	BZN
16-Sep-08	Rule 2.10 Announcement	BZN
17-Sep-08	Rule 2.10 Announcement	BZN
18-Sep-08	Publication of Final Terms	RNS
18-Sep-08	Publication of Final Terms	RNS
22-Sep-08	Centrica Acquires Onshore Gas Storage Project	BZN
22-Sep-08	Rule 2.10 Announcement	BZN
22-Sep-08	Director/PDMR Shareholding	BZN
24-Sep-08	Discussions between Centrica and Electricite de France in relation to British Energy	BZN
26-Sep-08	Rule 2.10 Announcement	BZN
26-Sep-08	Publication of Prospectus	RNS
29-Sep-08	Acquisition	BZN
29-Sep-08	Rule 2.10 Announcement	BZN
29-Sep-08	Director/PDMR Shareholding	BZN
October 2008		
01-Oct-08	Total Voting Rights	BZN
02-Oct-08	Rule 2.10 Announcement	BZN
02-Oct-08	Holding(s) in Company	BZN
02-Oct-08	Director/PDMR Shareholding	BZN
06-Oct-08	Rule 2.10 Announcement	BZN
14-Oct-08	Director/PDMR Shareholding	BZN
15-Oct-08	Rule 2.10 Announcement	BZN
16-Oct-08	Acquisition	BZN
21-Oct-08	Rule 2.10 Announcement	BZN
21-Oct-08	Director/PDMR Shareholding	BZN
22-Oct-08	Acquisition of Semplice Energy	BZN
31-Oct-08	Announcement re: Rights Issue	BZN
31-Oct-08	Interim Management Statement	BZN
31-Oct-08	Blocklisting Interim Review	BZN
31-Oct-08	Rule 2.10 Announcement	BZN

November 2008		
03-Nov-08	Centrica PLC: British Gas Business to acquire BizzEnergy customers	BZN
03-Nov-08	Total Voting Rights	BZN
03-Nov-08	Publication of Prospectus	RNS
03-Nov-08	UKLA document viewing	BZN
06-Nov-08	Holding(s) in Company	BZN
07-Nov-08	Rule 2.10 Announcement	BZN
10-Nov-08	Rule 2.10 Announcement	BZN
12-Nov-08	Rule 2.10 Announcement	BZN
14-Nov-08	Director/PDMR Shareholding	BZN
14-Nov-08	Rule 2.10 Announcement	BZN
19-Nov-08	Director/PDMR Shareholding	BZN
21-Nov-08	Result of EGM	BZN
21-Nov-08	Centrica plc: Dealing disclosure requirements	BZN
24-Nov-08	Rights Issue Update	BZN
28-Nov-08	Director/PDMR Shareholding	BZN
December 2008		
01-Dec-08	Total Voting Rights	BZN
02-Dec-08	Rule 2.10 Announcement	BZN
03-Dec-08	Director/PDMR Shareholding	BZN
05-Dec-08	Holding(s) in Company	BZN
05-Dec-08	Publication of Final Terms	RNS
12-Dec-08	Rule 2.10 Announcement	BZN
15-Dec-08	Rights Issue take-up results	BZN
15-Dec-08	Rule 2.10 Announcement	BZN
15-Dec-08	Rights Issue Rump Placing	BZN
15-Dec-08	Director/PDMR Shareholding	BZN
19-Dec-08	Rule 2.10 Announcement	BZN
22-Dec-08	Rule 2.8 Confirmation	BZN
29-Dec-08	Rule 2.10 Announcement	BZN
29-Dec-08	Acquisition	BZN
January 2009		
02-Jan-09	Total Voting Rights	BZN
05-Jan-09	Rule 2.10 Announcement	BZN
07-Jan-09	Director/PDMR Shareholding	BZN
15-Jan-09	Regulatory clearance for SPE interest acquisition	BZN
20-Jan-09	Acquisition of additional 25.5% stake in SPE	BZN
22-Jan-09	British Gas First To Announce Gas Price Cuts	BZN
27-Jan-09	Acquisition of additional 67% share in N Sea Gas Development	BZN
29-Jan-09	Publication of Final Terms	RNS
February 2009		
02-Feb-09	Total Voting Rights	BZN
04-Feb-09	Director/PDMR Shareholding	BZN
19-Feb-09	Publication of Final Terms	RNS
26-Feb-09	Final Results	BZN
26-Feb-09	Centrica Board and Executive Committee changes	BZN
26-Feb-09	Centrica Acquires Controlling Interest in Project to Develop UK's Second Largest Gas Storage Field	BZN
26-Feb-09	Publication of Supplement to Base Prospectus	RNS

March 2009		
02-Mar-09	Total Voting Rights	BZN
03-Mar-09	Director/PDMR Shareholding	BZN
03-Mar-09	Director/PDMR Shareholding	BZN
09-Mar-09	Publication of Final Terms	RNS
09-Mar-09	Publication of Final Terms	RNS
10-Mar-09	Holding(s) in Company	BZN
18-Mar-09	Acquisition of significant interest in Venture Production plc	BZN
18-Mar-09	Acquisition of significant interest in Venture Production plc - Replacement	BZN
18-Mar-09	Rule 8.1 Announcement	BZN
19-Mar-09	Rule 8.1 - Centrica Resources (UK) Limited and Venture Production plc	BZN
20-Mar-09	Publication of Prospectus	RNS
23-Mar-09	Publication of Final Terms	RNS
26-Mar-09	Acquisition	BZN
27-Mar-09	Annual report & accounts	BZN
31-Mar-09	Publication of Final Terms	RNS
31-Mar-09	Holding(s) in Company	BZN
31-Mar-09	Director/PDMR Shareholding	BZN
April 2009		
01-Apr-09	Econergy Limited	BZN
01-Apr-09	Total Voting Rights	BZN

Copies of Announcements made via a Regulatory Information Service can be obtained from the Company's website at www.centrica.com.

2) Documents filed at Companies House:

The Company has submitted filings to Companies House in relation to the Annual Report and Accounts 2007, appointment and resignation of directors, the allotment of shares, ordinary and special resolutions passed at the Company's Annual General Meeting on 12 May 2008 and at the Company's General Meeting on 21 November 2008, and the Annual Return.

Copies of documents filed at Companies House can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ or through Companies House Direct at www.direct.companieshouse.gov.uk.

3) Documents filed with the Financial Services Authority's Document Viewing Facility:

Date	Brief Description of Document(s)
03-Nov-08	Prospectus relating to the Rights Issue
03-Nov-08	Circular to shareholders relating to Rights Issue
27-Mar-09	Notice of Annual General Meeting
27-Mar-09	Annual Report & Accounts for the year ended 31 December 2008
27-Mar-09	Annual Review and Summary Financial Statements for the year ended 31 December 2008

Copies of documents filed with the Financial Services Authority's Document Viewing Facility can be obtained from the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS.

Further enquiries:
Paul Moore
Deputy Company Secretary
2 April 2009

centrica

URGENT FAX MESSAGE

To: Office of International Corporation Finance, SEC

Date: 2 April, 2009

Fax: 001 202 772 9207

From: Secretariat

No. of pages 5 (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

2009 APR -7 P 2:40

RECEIVED

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 **Facsimile: 01753 494019**

2 April 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

2 April 2009

Publication of Supplement

The following Supplement dated 2 April 2009 (the **Supplement**) to the Base Prospectus (the **Prospectus**) dated 26 September 2008 has been approved by the UK Listing Authority and is available for viewing:

Supplement dated 2 April 2009 to the Base Prospectus dated 26 September 2008

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/0247Q_-2009-4-2.pdf

For further information, please contact

Enquiries:

Centrica Media Relations:	01753 494085
Centrica Investor Relations:	01753 494900

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Supplement and/or the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Supplement and/or the Prospectus is not addressed. Prior to relying on the information contained in the Supplement and/or the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

centrica

SUPPLEMENT DATED 2ND APRIL, 2009 TO THE BASE PROSPECTUS DATED 26TH SEPTEMBER, 2008

CENTRICA plc

(incorporated in England and Wales with limited liability under registered number 3033654)

U.S.$6,000,000,000
Euro Medium Term Note Programme

This Supplement (the **Supplement**) to the Base Prospectus dated 26th September, 2008 (the **Base Prospectus**) as supplemented by the Supplement dated 3rd November, 2008, the Supplement dated 26th February, 2009 and the Supplement dated 23rd March, 2009 which together comprise a base prospectus constitutes a supplementary prospectus for the purposes of Section 87G of the Financial Services and Markets Act 2000 (the **FSMA**) and is prepared in connection with the Euro Medium Term Note Programme (the **Programme**) established by Centrica plc (the **Issuer**). Terms defined in the Base Prospectus have the same meaning when used in this Supplement.

This Supplement is supplemental to, and should be read in conjunction with, the Base Prospectus, the Supplement dated 3rd November, 2008, the Supplement dated 26th February, 2009, the Supplement dated 23rd March, 2009 and any other supplements to the Base Prospectus issued by the Issuer.

The Issuer accepts responsibility for the information contained in this Supplement. To the best of the knowledge of the Issuer (which has taken all reasonable care to ensure that such is the case) the information contained in this Supplement is in accordance with the facts and does not omit anything likely to affect the import of such information.

This Supplement is prepared for the purpose of updating the Base Prospectus, as described below.

Financial Statements for the financial year ended 31st December, 2008

On 27th March, 2009, the Issuer published its auditor's report and audited consolidated and non-consolidated annual financial statements for the financial year ended 31st December, 2008 (the **2008 Financial Report and Statements**) which appear on pages 56 to 142 of the Issuer's annual report for the year ended 31st December, 2008 (the **Annual Report**).

A copy of the 2008 Annual Report has been filed with the Financial Services Authority and, by virtue of this Supplement, the 2008 Financial Report and Statements are incorporated in, and form part of, the Base Prospectus.

Copies of all documents incorporated by reference in the Base Prospectus can be obtained from the registered office of the Issuer and from the specified office of the Paying Agent for the time being in London.

To the extent that there is any inconsistency between (a) any statement in this Supplement or any statement incorporated by reference into the Base Prospectus by this Supplement and (b) any other statement in or incorporated by reference in the Base Prospectus, the statements in (a) above will prevail.

Save as disclosed in this Supplement and any supplement to the Base Prospectus previously issued, there has been no other significant new factor, material mistake or inaccuracy relating to information included in the Base Prospectus since the publication of the Base Prospectus.

If documents which are incorporated by reference into this Supplement to the Base Prospectus themselves incorporate any information or other documents therein, either expressly or implicitly, such information or other documents will not form part of this Supplement for the purposes of the Prospectus Directive except where such information or other documents are specifically incorporated by reference or attached to this Supplement.

Investors should be aware of their rights under section 87Q(4) of FSMA 2000.

centrica

URGENT FAX MESSAGE

To: Office of International Corporation Finance, SEC

Date: 3 April, 2009

Fax: 001 202 772 9207

From: Secretariat

No. of pages 4 (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

3 April 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

Purchase of ordinary shares of 6 14/81 pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by Directors of the Company and Persons Discharging Managerial Responsibility (PDMRs) under its Share Incentive Plan ("**SIP**").

The SIP trustee, Equiniti Share Plan Trustees Limited (the "**Trustee**"), notified the Company on 2 April 2009 that:

(1) The following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 1 April 2009 held through the Trustee:

Directors	Number Of Shares Acquired*	Aggregate Shares held Beneficially (across all accounts following acquisition)
Phil Bentley	77	1,004,694
Sam Laidlaw	77	648,101
Nick Luff	77	368,582
Persons Discharging Managerial Responsibility		
Grant Dawson	77	499,896
Catherine May	77	36,031
Anne Minto	77	258,360
Chris Weston	77	252,278

* The 'Number of Shares Acquired' includes 55 Partnership shares acquired at 229.18 pence per share and 22 Matching shares acquired at 225.33 pence per share. Both Partnership and Matching elements are registered in the name of the Trustee.

(2) They had transferred 10,000 ordinary shares of 6 14/81 pence each from Equiniti Corporate Nominees Limited AESOP1 (Allocated shares) to Equiniti Corporate Nominees Limited AESOP2 (Unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the SIP, by participants who have left the group since the last purchase and the shares had been used towards March's allocation of Matching shares.

The SIP is made available to all UK employees and operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called '**Partnership Shares**'.
- At the same time the Company allots to participants via the Trustee one '**Matching Share**' for every two partnership shares purchased that month (up to a maximum of 22 matching shares per month).
- Participants may change their monthly savings rate whenever they wish. However, Directors and others bound by the Company's Securities Dealing Code (the "**Code**") may not make such a change during a close period or when otherwise prohibited from dealing by the Code.

Julia Foo
Centrica plc
01753 494016

centrica

URGENT FAX MESSAGE

To: Office of International Corporation Finance, SEC

Date: 6 April, 2009

Fax: 001 202 772 9207

From: Secretariat

No. of pages 4 (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 **Facsimile: 01753 494019**

6 April 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

6 April 2009

Centrica plc (the Company) - Directors' and other PDMRs' share interests

Long Term Incentive Scheme (LTIS) allocations

The Company announces that on 3 April 2009 it was notified that conditional allocations of ordinary shares of 6 $^{14}/_{81}$ pence each in the Company were made on 3 April 2009 by the trustee of the LTIS to the following Executive Directors and other Persons Discharging Managerial Responsibility (PDMRs):

	TSR shares	EPS shares	Total number of shares in conditional allocation
Executive Directors			
Phil Bentley	271,104	271,104	542,208
Mark Hanafin	233,634	233,634	467,268
Sam Laidlaw	403,350	403,350	806,700
Nick Luff	246,859	246,859	493,718
Other PDMRs			
Grant Dawson	123,980	123,980	247,960
Deryk King	130,868	130,868	261,736
Catherine May	73,286	73,286	146,572
Anne Minto	97,255	97,255	194,510
Chris Weston	165,307	165,307	330,614

The allocation price for calculating the number of shares was 226.85p, being the average closing share price over the five business days immediately preceding the allocation date of 3 April 2009.

The conditional allocations shown above represent the maximum potential award possible if all performance criteria are met at the end of the three-year performance period commencing on 3 April 2009, as outlined in the Annual Report and Accounts of the Company.

Deferred and Matching Share Scheme (DMSS) - share acquisitions and conditional allocations

The Company further announces that on 3 April 2009 it was notified that the trustee of the DMSS purchased a total of 1,427,340 Centrica ordinary shares of 6 $^{14}/_{81}$ pence each on 3 April 2009 at 227.50p on behalf of, and made conditional awards of matching shares to, the Executive Directors and other PDMRs, as detailed below.

Executive Directors	Total number of shares acquired in DMSS [1]	Total number of conditional matching shares held [2, 3]	Total beneficial interest in shares following the awards
Phillip Bentley	86,099	172,198	1,090,793
Mark Hanafin	37,821	75,642	93,357
Sam Laidlaw	184,367	368,734	832,468
Nick Luff	85,609	171,218	454,191
PDMRs			
Grant Dawson	47,492	94,984	547,388
Deryk King	54,814	109,628	389,662
Catherine May	32,327	64,654	68,358
Anne Minto	47,089	94,178	305,449
Chris Weston	64,949	129,898	317,227

[1] A percentage of gross bonus (before the deduction of income tax and National Insurance contributions) was automatically deferred and invested in Centrica shares. Sam Laidlaw was subject to 40% deferral and the other Executive Directors and PDMRs were each subject to 30% deferral of gross bonus.

[2] The calculation of the conditional matching shares was made on a gross basis.

[3] The number of matching shares that vest will be determined on a straight-line basis over a three-year period. The maximum two for one match will be achieved for economic profit growth of 25% or more with zero matching for no growth, measured on a point to point basis.

This announcement is made following notifications under Disclosure Rule 3.1.2.

Centrica Media Relations: 0845 072 8001
Centrica Investor Relations: 01753 494900